Exhibit 99.1

 INVESTOR PRESENTATION  March  2026

 DISCLAIMER  Forward-Looking Statements  This presentation may contain certain forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management, and expected market growth (both generally and with respect to our company), are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or variations of such words and similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties, including those described in the section titled “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2025 and future quarterly reports.  Any forward-looking statements in this presentation are not guarantees of future results, levels of activity, performance or events and circumstances, and actual results, developments and business decisions may differ materially from those contemplated by those forward-looking statements. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation or to reflect new information or the occurrence of unanticipated events, except as required by law.

 DISCLAIMER (cont.)  Non-U.S.-GAAP Financial Measures  This presentation includes certain financial information that is not presented in accordance with The U.S. GAAP, including Adjusted EBITDA and Adjusted EBITDA Margin. We refer to these measures as “non-U.S. GAAP” financial measures. We present these non-U.S. GAAP measures as we believe that their presentation of these enhances an investor’s understanding of our financial performance. Although these non-U.S. GAAP measures are frequently used by investors and securities analysts in their evaluations of companies in industries similar to ours, these non-U.S. GAAP measures have limitations as analytical tools, are not measurements of our performance under U.S. GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with U.S. GAAP and should not be used by investors or other users of our financial statements in isolation for formulating decisions, as such non-U.S. GAAP measures exclude a number of important cash and non-cash charges.  You should be aware that our presentation of these and other non-U.S. GAAP financial measures in this presentation may not be comparable to similarly titled measures used by other companies. A reconciliation of each of these non-U.S. GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP is provided in the Appendix to this presentation.   Industry and Market Data  Within this presentation, we reference information and statistics regarding the market for our products and services. We have obtained some of this statistical data, market data and other industry data from public filings, industry publications and studies conducted by third-party sources. Some data and other information contained in this presentation are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates.   Target Market Share Potential  This presentation includes a reference to “Target Market Share Potential,” which is not a forecast, but rather TAT’s target market share expansion for the engines and platforms indicated over the next two to three years. TAT’s potential market expansion is subject to factors outside of TAT’s control, such as market growth resulting from new entrants. Additionally, in the case of the 331-20X engine, TAT’s target market share is subject to TAT’s successful procurement of new contracts expected to be within its pipeline during the period, which may not come up for bid as expected or TAT may not successfully procure.   Trademarks, Trade Names, Service Marks and Copyrights  We own or have rights to use various trademarks, tradenames, service marks and copyrights, which are protected under applicable intellectual property laws. This presentation also contains trademarks, tradenames, service marks and copyrights of other companies, which are, to our knowledge, the property of their respective owners. Solely for convenience, certain trademarks, tradenames, service marks and copyrights referred to in this presentation may appear without the ©, ®, and symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames, service marks and copyrights. We do not intend our use or display of other parties’ trademarks, tradenames, service marks or copyrights to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.  ACRONYM GUIDE  OEM: Original Equipment Manufacturer  MRO: Maintenance, Repair & Overhaul  APU: Auxiliary Power Unit  LTA: Long-Term Agreement  LG: Landing Gear  HX: Heat Exchanger

 KEY STRATEGIC PRODUCT & SERVICE OFFERINGS  Thermal Solutions  Market Leader  MRO & OEM  60+ years of experience  Thermal Solutions  Partnership with   Gulfstream  Landing Gear MRO  10-year exclusive contract with Honeywell  APU Honeywell Licensee  MRO  APU  MRO  • Honeywell  Leasing & Trading Strong presence in APU leasing and parts trading  Landing Gear  Authorized MRO  • Gulfstream • Embraer  • ATR  Note: Charts based on % contribution for FY2025 revenue  Other non-strategic product lines represent 14% of the total revenue

EXPERIENCED AND PROVEN LEADERSHIP

Experienced senior management team with significant depth, longevity and industry experience.

AMOS MALKA
CHAIRMAN OF THE BOARD
Since 2016



Major General (ret.) Former Head of the Israeli Defense Intelligence and Commander of the IDF Ground Forces Command.
Retired 2002.

Previous Positions:
Chairman of the Board,
Logic Industries, Ltd.
Chairman of the Boards, Plasan Sasa, Ltd.
CEO, Elul Technologies, Ltd.

IGAL ZAMIR
PRESIDENT & CHIEF EXECUTIVE OFFICER
Since 2016



Previous Positions:
President, Mapco Express
(subsidiary of Delek US Holdings, Inc)
CEO, Metrolight, Ltd.
CEO, Rostam, Ltd

EHUD BEN YAIR
CHIEF FINANCIAL OFFICER
Since 2018



Previous Positions:
CFO, SHL Telemedicine (SHLTN)
CFO & Vice CEO, Opgal Optronics
(Subsidiary of Elbit Systems and Rafael)
CFO, Orad Hi Tech Systems (OHT)

JASON LEWANDOWSKI
CHIEF OPERATING OFFICER
Since 2022



Previous Positions:
GM, VP Manufacturing, Proterra
Sr. Director Operations,
Honeywell Aerospace
Surface Warfare Officer, US NAVY

TAT Technologies is dually listed on NASDAQ and on the Tel Aviv Stock Exchange

5 INVESTOR PRESENTATION - March 2026

TAT Technologies

TAT SUBSTANTIAL OFFERINGS  Thermal components for  Environmental Control Systems  THERMAL SOLUTIONS  Thermal components for galley  THERMAL SOLUTIONS  Thermal components for power electronics  THERMAL SOLUTIONS  Thermal components for fuel inerting system  THERMAL SOLUTIONS  LANDING GEAR  Thermal components for hydraulic systems  THERMAL SOLUTIONS  MRO  APU  MRO  6

 GLOBAL PRESENCE  209 Employees  42 Employees  7  205 Employees  203 Employees

 VALUE PROPOSITION  High Growth Rates  Strategic Capabilities   Supporting Future Growth  Strong Demand for   Products & Services  Proven Leadership Team  ON AN UPWARD TREND  ($M)  Including Tier 1 aircraft manufacturers, system integrators and airlines  Trusted Partner with 300+ Customers  $550M Backlog (Q4-25)& Long-term Agreements  8  (1) Adjusted EBITDA is a non-U.S. GAAP measure. Please see the appendix for a reconciliation of Adjusted EBITDA to the most comparable U.S. GAAP measures.   *  1  Quarterly figures may not sum to annual totals due to rounding  1

 Sources: Oliver Wyman. Note: New aircraft production includes B737, B787, B777, B767, A320, A220, A330 and A350 models  AEROSPACE MARKET OUTLOOK  High Global Demand for Component MRO ($B)  New Aircraft Production on an Upward Trend*

 SEVERAL PILLARS  WILL SUPPORT THE COMPANY’S CONTINUED STRONG GROWTH  APU – Entered a +$2B market through new OEM certifications. The Company is well-positioned against competition and supply chain challenges.  Landing Gear MRO Cycle – Entering major MRO cycles with two key strategic agreements in place.   Thermal Solutions – MRO leadership with certified OEM capabilities, benefiting from strong global demand for MRO and growth in new aircraft production, fleet conversions, and emerging eVTOL aviation.  Trading & Leasing – Enable clients to overcome supply chain challenges and benefit from TAT’s in-house MRO capabilities across all products.   10  INVESTOR PRESENTATION - March 2026  KEY GROWTH ENGINES DRIVE NEAR-TERM AND FUTURE GROWTH  M&A – Well-positioned with the infrastructure ready to execute our M&A strategy—driving market share, expanded capabilities, and value for customers and shareholders.

 BACKLOG  Value of Long-Term Agreements (LTAs) and Backlog  LTAs and Backlog ($M)(1)  Q4-2025 LTAs & BACKLOG  (1) Value of LTAs calculated by taking the average annual order quantity for OEM components and MRO services for each customer and multiplying by prior year average revenue per order and remaining years in the agreement, adjusting for any forward guidance from customers

 Q4 2025 and FY2025 RESULTS  Key Indicators  (1) Adjusted EBITDA and Adjusted EBITDA Margin are non-U.S. GAAP measures. Please see the appendix for a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable U.S. GAAP measures  Continued Growth And Margin Expansion in 2025  (1)  (1)

 APPENDIX

 PRODUCT AND SERVICE OFFERINGS

 THERMAL SOLUTIONS OVERVIEW  OEM Solutions & MRO Services  Delivers end-to-end thermal solutions:  Design and manufacturing of high-performance OEM-certified systems and products for tier 1 aircraft and system manufacturers  Specialized MRO services for both U.S. and international airlines and the majority of government aerospace & defense contractors in the U.S.  REVENUE ($M)  KEY CUSTOMERS

 THERMAL SOLUTIONS  Short Term:   The “After COVID” effect increased demand for flights, and a constrained supply of new aircraft is creating strong demand for Aviation MRO services   Close and long-lasting relationships with clients and our multi-product offering as an OEM and MRO service provider enable us to gain market share by increasing our value proposition to customers  R&D capabilities as an OEM enable us to participate in bids for new types of engines, aircraft platforms and technologies  Long Term:   Intellectual capital from decades of experience in providing thermal components and solutions for integrators enables us to offer a holistic solution as a Thermal System OEM and MRO service provider   Market-leading R&D capabilities in thermal solutions put us on the front line for future aviation designs, such as electrification of aircraft and eVTOL  Addressable Market  INVESTOR PRESENTATION - March 2026

 Maintenance, Repair & Overhaul (MRO)  OEM and licensed MRO service provider for multiple APU platforms representing over 25,000 aircrafts still in production  As a Honeywell authorized service partner, the Company is one of a few licensed providers, creating a significant commercial advantage and competitive position in the market  REVENUE ($M)  APU SERVICES OVERVIEW  KEY CUSTOMERS  Quarterly figures may not sum to annual totals due to rounding

 APU SERVICES   331-20X  331-500  131  STRATEGIC AGREEMENTS  Addressable Market  (1)  (1)  (1)  (1)  (2)  (1)  From publicly available data provided by Boeing and Airbus, accessed as of April 2025, and Company management estimates  As stated in the disclaimer slides, market share potential may not be realized  See “Disclaimer – Target Market Share Potential” for further discussion of our target market share growth

 LANDING GEAR OVERVIEW  MRO Services  Provider of landing gear MRO services for systems across multiple platforms utilized in commercial airline, business jet and military markets  Maintain strategic agreements with and certifications from OEMs that ensure access to the landing gear market and ongoing opportunities within the following fleets of aircraft:  AUTHORIZED  Embraer – E170/175 aircraft  OEM authorized U.S. provider  Gulfstream – G400 and G500  Exclusive provider to Gulfstream  ATR – 42/72 aircraft  REVENUE ($M)  Quarterly figures may not sum to annual totals due to rounding

 LANDING GEAR  Growing demand for MRO services in landing gear  • Full in-house capabilities in MRO   - Machining services   - Plating services  • Resulting in lower cost  Addressable Market

 TRADING & LEASING  Leasing:   Lease inventory of 29 APU engines, including 331-500 utilized on the Boeing 777 aircraft  This service enables the Company to meet growing demand of our customers by helping them overcome the market shortage for APUs and related parts     Trading:   Trade APU parts, heat exchangers, landing gear and other parts across all TAT product lines and service offerings  Allows the Company to manage inventory efficiently as well as maintain an ongoing supply of the most in-demand parts  REVENUE ($M)  Quarterly figures may not sum to annual totals due to rounding

 TRADING & LEASING  Leasing – With a large and diversified pool of 29 APUs, we provide leasing solutions to our customers while leveraging our in-house MRO capabilities to support their ongoing operational needs and ensure high fleet availability  Trading – As the industry suffers from supply chain challenges, our variety of solutions and in-house engineering capabilities, from small components such as valves and pumps through heat exchangers (OEM/MRO) to APU and landing gear MRO services, gives us a wide market reach to meet industry needs

 OTHER CAPABILITIES  Nearly 50 years of experience developing fluid controls and accessories for defense and commercial platforms  Provides highly qualified, durable and affordable Environmental Control Systems (ECS) for defense applications   Utilizes advanced technologies to repair and recondition turbine components for both commercial and military applications as well as ground turbines  One-stop-shop offering a multitude of specialized services for repair, refurbishment or remanufacturing of components  REVENUE ($M)  Quarterly figures may not sum to annual totals due to rounding

 NEW TECHNOLOGIES  Future Growth Drivers  ADDITIVE MANUFACTURING & 3D PRINTING  THERMAL SYSTEMS FOR ELECTRIC  AIRCRAFT & AUTONOMOUS AIRCRAFT  FULL THERMAL SOLUTIONS TO ENGINE HEADS

 Financial

 Q4 2025 RESULTS  Key Indicators  Growth Across All Key Performance Metrics  (1) Adjusted EBITDA and Adjusted EBITDA Margin are non-U.S. GAAP measures. Please see the appendix for a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable U.S. GAAP measures  (1)  (1)

 REVENUE BY PRODUCT  Strategic Growth Engines Have Diversified Revenue Streams  Quarterly figures may not sum to annual totals due to rounding

    UPWARD TRENDING REVENUE  Double-Digit Revenue Growth

    IMPROVING GROSS PROFIT AND GROSS PROFIT MARGIN

    OPERATING INCOME  Expanding Margins And Profitability

    NET INCOME  Expanding Margins And Profitability

 CASH FLOW  Positive Cash Flow From Operations

 BALANCE SHEET HIGHLIGHTS  Strong Balance Allows Future Leverage

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)